UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04021104

PROCESSED
MAR 29 2004
THOMSON
FINANCIAL

March 11, 2004

Alan S. Gaynor, Esq.
Greenberg & Traurig, LLP
Met Life Building
200 Park Avenue
New York, NY 10166

Act	Securities Exchange Act of 1934
Section	Reg M
Rule	Rule 102 / Rule 13e-4
Public Availability	3-15-04

Re: CNL Income Properties, Inc.
File No. TP 04-29

Dear Mr. Gaynor:

In your letter, dated March 10, 2004, as supplemented by conversations with the staff, you request an exemption from Rule 102 of Regulation M and an exemption from or, alternatively, a no-action position under, Rule 13e-4 under the Exchange Act to permit CNL Income Properties, Inc. (the "Company") to repurchase shares of its common stock under the Company's respective Repurchase Plan while the Company is engaged in a distribution of shares of common stock. We have attached a copy of your letter to this response to avoid reciting the facts. Unless otherwise noted, each defined term in this letter has the same meaning as in your letter.

Response:

As a consequence of the continuous offerings of the Company's shares of common stock, the Company will be engaged in a distribution of shares of its common stock pursuant to Rule 102 of Regulation M. As a result, bids for or purchases of shares of its common stock or any reference security by the Company or any affiliated purchaser of the Company are prohibited during the restricted period specified in Rule 102, unless specifically excepted by or exempted from Rule 102. Furthermore, in connection with the Company's periodic redemptions of shares of its common stock pursuant to its respective Repurchase Plan, the Company may be engaged in an issuer tender offer for purposes of Rule 13e-4 under the Exchange Act.

1261159

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the Commission hereby grants an exemption from Rule 102 of Regulation M to permit the Company to repurchase shares of its common stock under its respective Repurchase Plan while the Company is engaged in a distribution of shares of common stock. In granting this exemption, we considered the following facts, among others: shareholders of the Company must have held the shares of common stock in the Company for at least one year to participate in the respective Repurchase Plan; there is no trading market for the Company's common stock; the Company will repurchase shares of its common stock at a price equal to or lower than, and fixed in relation to, the public offering price of its common stock; at no time in any consecutive 12-month period will the number of shares repurchased by the Company under its Repurchase Plan exceed 5% of the number of shares of outstanding common stock of the Company at the beginning of such 12-month period; and the terms of the Repurchase Plan will be fully disclosed in the Company's prospectus. This exemption is subject to the condition that the Company shall terminate its Repurchase Plan during the distribution of its common stock if a secondary market for its common stock develops.

In addition, based on your opinion that the Repurchase Plan does not constitute an issuer tender offer subject to Rule 13e-4, the facts and representations made in your correspondence and in conversations with the staff, the Division of Corporation Finance, without necessarily concurring with the analysis and conclusions set forth in your letter, will not recommend that the Commission take enforcement action under Rule 13e-4 with respect to repurchases made under the Repurchase Plan. In issuing this no-action position, the Division of Corporation Finance considered the following facts, among others:

- that in any consecutive 12-month period the number of shares repurchased by the Company under its Repurchase Plan will not exceed 5% of the number of shares of outstanding common stock of the Company as of the beginning of such 12-month period;
- the repurchase price will be based on the price at which the shares of common stock were initially sold by the Company or the fixed offering price in the Company's dividend reinvestment plan, as the case may be, though at no time will the repurchase price exceed the current public offering price;
- purchases will be made on a quarterly basis;
- shareholders can tender shares for repurchase at any time during the first two months of every calendar quarter;
- shareholders can withdraw tendered shares at any time prior to their repurchase;
- the Company will purchase shares on a pro rata basis at the end of each quarter in the event the amount of available proceeds is insufficient to satisfy all of the current repurchase requests;
- the Company will provide thirty days advance notice prior to amending or suspending the Repurchase Plan;

- the terms of the Repurchase Plan will be fully disclosed in the Company's prospectus; and
- there is no trading market in the Company's common stock.

The foregoing exemption from Rule 102 and no-action position taken under Rule 13e-4 are based solely on your representations and the facts presented to the staff, and are strictly limited to the application of Rule 102 and Rule 13e-4 to the Repurchase Plan as described above. The Repurchase Plan should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, particularly Section 10(b) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the Company. The Division of Market Regulation and Division of Corporation Finance express no view with respect to any other question that the Repurchase Plan may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of other federal or state laws to, the Repurchase Plan.

For the Commission, by the
Division of Corporation Finance,
pursuant to delegated authority,

Brian V. Breheny
Chief
Office of Mergers & Acquisitions
Division of Corporation Finance

For the Commission, by the
Division of Market Regulation,
pursuant to delegated authority,

James A. Brigagliano
Assistant Director
Division of Market Regulation

Attachment

GREENBERG

ATTORNEYS AT LAW

TRAURIG

Alan S. Gaynor
(212) 801-9368
gaynora@gtlaw.com

March 10, 2004

By Courier

Mr. James Brigagliano
Assistant Director
Office of Risk Management and Control
Division of Market Regulation
U.S. Securities and Exchange Commission
Stop 10-01
450 Fifth Street, N.W.
Washington, D.C. 20549

Mr. Brian V. Breheny
Chief
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Stop 03-03
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: CNL Income Properties, Inc.
Examiner: Mr. Owen Pinkerton
Request for Exemption under Rule 102(e) of Regulation M; Request for Determination or Exemption under Rule 13e-4

Dear Madam/Sir:

We are counsel to CNL Income Properties, Inc. (the "Company"). The Company is a Maryland corporation which intends to operate, for federal income tax purposes, as a real estate investment trust. On behalf of the Company, we request that the Division of Market Regulation, pursuant to the authority delegated to it by the Securities and Exchange Commission (the "Commission"), grant the Company an exemption from the prohibitions of Rule 102(a) of Regulation M promulgated under, among other provisions, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to repurchases by the Company of shares of its common stock under its proposed stock repurchase plan in accordance with the terms detailed below, under the authority provided in Rule 102(e) of Regulation M. We also request that the Division of Corporation Finance concur in the Company's opinion that repurchases under its proposed stock repurchase plan do not constitute an issuer tender offer within the meaning of Rule 13e-4 promulgated under the Exchange Act, or, in the alternative, that the Division of Corporation Finance, under the authority provided in Rule 13e-4(h)(9), exempt such repurchases, either unconditionally or on specified terms and conditions, as not constituting a fraudulent, deceptive or manipulative act or practice comprehended within the purpose of Rule 13e-4.

THE COMPANY

The Company was incorporated in the state of Maryland in 2003, and was formed primarily to acquire properties in the United States that the Company will lease primarily on a long-term, "triple-net" lease basis to tenants or operators. To a lesser extent, the Company also intends to make or acquire loans and other permitted investments related to interests in real estate and may purchase interests in such financings. Currently, the Company is not yet operational, owns no properties and has not made any mortgage loans or other investments.

In accordance with the North American Securities Administrators Association's Statement of Policy Regarding Real Estate Investment Trusts (the "NASAA Guidelines"), the Company issued 20,000 shares of its common stock to CNL Income Corp., the Company's advisor, in connection with the Company's initial capitalization of $200,000. On August 29, 2003, the Company filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act") with the Commission (Registration Number 333-108355) with respect to 200,000,000 shares of its common stock, and estimates that it will offer up to 195,000,000 of those shares in an initial public offering at an offer price of $10.00 per share (collectively, the "Offering") and up to 5,000,000 through the Company's distribution reinvestment plan at a price of $9.50 per share, provided, however, the Company reserves the right to reallocate shares from those reserved for the initial public offering to those reserved for the distribution reinvestment plan, and vice versa. The Company's registration statement has not yet been declared effective by the Commission.

Shares of the Company's common stock currently are not listed on any securities exchange or the Nasdaq Stock Market, nor are such shares the subject of bona fide quotes on any inter-dealer quotation system or electronic communications network. Currently, there exists no regular secondary trading market for the Company's common stock, and it is anticipated that no such market will exist in respect of the Company's common stock during or after the Company's initial public offering, unless and until the Company determines to list shares of its common stock on a securities exchange. The Company anticipates that listing or quotation of shares of its common stock, as described above, will not occur unless and until the Company determines that its market capitalization is sufficient to make such action worthwhile to the Company and its stockholders. Meanwhile, to provide stockholders with some liquidity with respect to their shares of common stock, the Company intends to adopt the repurchase plan described below. A distribution reinvestment plan also has been adopted by the Company to facilitate the reinvestment of distributions at the election of the Company's stockholders. The terms of the Company's reinvestment plan are described in the Company's preliminary prospectus, a copy of which is provided with this letter for your convenience and will be included in the final prospectus which each investor shall receive. The Company is not currently subject to the reporting requirements of the Exchange Act; however, as soon as the Company's registration statement is declared effective, the Company will be subject to such reporting requirements under the Exchange Act.

REINVESTMENT AND REPURCHASE PLANS

Reinvestment Plan

The Company has adopted a distribution reinvestment plan (the "Reinvestment Plan") pursuant to which stockholders (other than the advisor of the Company) may elect to have cash distributions with respect to shares of common stock owned by Company stockholders to be reinvested in additional shares of the Company's common stock. The Company anticipates that, generally, cash distributions will be paid to stockholders on a quarterly basis.

It is intended that the aggregate amount of cash distributions in respect of shares of common stock of the Company owned by the stockholders participating in the reinvestment plan, will be invested in additional shares of common stock of the Company by a reinvestment agent that will be a registered broker-dealer. Consistent with the requirements of the Investment Company Act of 1940, as amended, and as interpreted by the Commission's Division of Investment Management in Lucky Stores, Inc.'s request for no-action relief (Letter dated July 6, 1974), all such distributions will be reinvested on behalf of participating stockholders in shares of common stock within 30 days after the distributions have been paid. Any distributions not so invested will be returned by the reinvestment agent to the participating stockholder. The reinvestment agent on behalf of the participant may purchase the additional shares of common stock from the Company at a fixed offering price to be set forth in the prospectus, which initially will be $9.50 per share. The $9.50 per share price was fixed based in part upon federal income tax considerations. Shares of stock issued pursuant to the Reinvestment Plan will not be subject to selling commissions and the marketing support fee because the Company will issue the shares through the reinvestment agent, rather than through participating broker dealers. Although the Company desires to pass along as much of the cost savings associated with not paying selling commissions and the marketing support fee on these shares, for tax reasons, the Company is limited by how much of a "discount" it may offer in connection with shares issued pursuant to the Reinvestment Plan.[1]

Shares purchased under the Reinvestment Plan will be allocated among the Company's participating stockholders by the reinvestment agent based on the portion of the aggregate distributions received by the reinvestment agent on behalf of each participating stockholder. Any uninvested distributions will be returned by the reinvestment agent to participants. Currently, under the Reinvestment Plan, participants may not make voluntary contributions to purchase shares of common stock in excess of the number of shares that can be purchased with their respective cash distributions; however, the board of directors of the Company has reserved the right to amend the terms of the Reinvestment Plan in the future to permit such voluntary contributions.

---

[1] The Company intends to qualify, for tax purposes, as a Real Estate Investment Trust or "REIT." In order to qualify as a REIT for tax purposes, the Company must annually distribute at least 90% of its taxable income in a manner that qualifies for a dividends paid deduction. In order for a REIT to be entitled to a dividends paid deduction on dividend distributions, the distributions must not be preferential as to some stockholders as compared to other stockholders of the same class of stock. Therefore, generally, if some stockholders received a distribution of shares with a value greater than the cash distributions paid to other stockholders, the entire distribution would be treated as a preferential distribution, and the REIT would not be entitled to any dividends paid deduction with respect to that distribution. The United States Internal Revenue Service has ruled, however, that in connection with a reinvestment plan, a REIT may give a discount of up to 5% on reinvested shares, as a result of the savings to the REIT resulting from directly issuing the reinvestment plan shares, but that a discount in excess of 5% will be treated as a preferential, non-deductible, dividend. Accordingly, the Company is limited in its ability to offer shares in connection with its reinvestment plan issuances at a discount in excess of 5%.

Proceeds received through the Reinvestment Plan will be used on behalf of the Company to repurchase shares of its common stock as described below. The Company will be responsible for paying any administrative charges incurred in connection with its reinvestment plan. The administrative charge for each fiscal quarter will be the lesser of 5% of the amount invested for each participant or $2.50, with a minimum of $0.50 per participant.

Repurchase Plan

Presently there is no public trading market for the shares of common stock of the Company, and it is anticipated that there may not be a public trading market for the common stock of the Company for the foreseeable future (both during and after the Company's initial public offering), unless and until the common stock is listed for trading on a securities exchange. In order to provide some liquidity with respect to an investment in the shares of Company common stock, the Company intends to adopt a share repurchase plan (the "Repurchase Plan"), whereby a stockholder who has held shares of common stock of the Company for more than one year (other than the advisor of the Company) may, with appropriate notice to the reinvestment agent, present all or any portion thereof equal to at least 25% of such stockholder's common stock to the Company for repurchase. It is proposed that the Repurchase Plan would permit the Company to repurchase shares while engaged in a registered public offering of shares of its common stock or otherwise. Such repurchases will be effected through a reinvestment agent that will be a registered broker-dealer. The Company may, at its option, repurchase the shares of common stock presented for cash to the extent it has available sufficient cash proceeds from its Reinvestment Plan. Factors that the Company will consider in making its determination to repurchase shares include (i) whether such redemption impairs the capital or the operations of the Company; (ii) whether an emergency makes such redemption not reasonably practical; (iii) any governmental or regulatory agency with jurisdiction over the Company so demands for such action for the protection of the stockholders; (iv) whether such redemption would be unlawful; or (v) whether such redemption, when considered with all other redemptions, sales, assignments, transfers and exchanges of shares in the Company, could cause direct or indirect ownership of shares of the Company to become concentrated to an extent which would prevent the Company from qualifying as a REIT for tax purposes. For purposes of funding the Repurchase Plan, it is anticipated that the full amount of the distributions reinvested in shares of the Company's common stock pursuant to the terms of the Reinvestment Plan during any fiscal quarter may be used by the reinvestment agent on behalf of the Company to repurchase shares of the Company's common stock during that quarter[2]. In addition, it is anticipated that the Company may, at its discretion, use up to $100,000 per calendar quarter of the proceeds of any public offering of its shares of common stock for repurchase. Further, at no time during any consecutive 12-month period may the number of shares repurchased by the Company under the Repurchase Plan exceed 5% of the number of outstanding shares of common stock of the Company at the beginning of such 12-month period.

[2] Because reinvested distributions are being used to repurchase shares, the Company has set the "upper prong" of the two tiered pricing mechanism described below at $9.50.

It is intended that the Company will repurchase shares of its common stock during the calendar quarter in which such shares are presented, provided that the requisite repurchase documents from stockholders are received by the reinvestment agent at least one calendar month before the end of the calendar quarter. All record keeping and other administrative functions required to be performed in connection with the Repurchase Plan will be performed by the reinvestment agent.

In the event the proceeds from the Reinvestment Plan exceed the amounts needed to repurchase the shares of common stock for which repurchase requests have been submitted, the Company anticipates that the excess amount generally will be used for subsequent repurchases, for investment in additional properties, or for repayment of outstanding indebtedness.

In the event the amount of the proceeds from the Reinvestment Plan is insufficient to repurchase all of the shares of common stock for which repurchase requests have been submitted, the Company plans to repurchase the shares on a pro rata basis at the end of each quarter. A stockholder whose entire request is not honored, due to insufficient available funds in that quarter, can ask that the request to repurchase the shares be honored at such time, as sufficient proceeds exist from the Reinvestment Plan. In such case, the repurchase request will be retained on behalf of the Company and such shares will be repurchased, in the same manner as described above, at the end of the next quarter. Alternatively, if a repurchase request is not satisfied and the stockholder does not make a subsequent request to repurchase its shares at such time, if any, as sufficient proceeds from the Reinvestment Plan exist, the initial repurchase request will be treated by the Company as cancelled. Stockholders will not relinquish to the Company their shares of common stock, until such time as the Company commits to repurchasing such shares. Commitments to repurchase shares will be made at the end of each quarter and will be communicated to each stockholder who has submitted a request either telephonically or in writing. Until such time as a commitment is communicated and shares are actually delivered to the Company, a stockholder may withdraw its redemption request.

The price at which the Company repurchases its shares of common stock is determined by the Company. The Repurchase Plan will provide that the repurchase price for shares of the Company's common stock will equal the lesser of (x) the price at which the shares of common stock to be repurchased were initially sold by the Company or (y) a fixed repurchase price to be set forth in the prospectus, which initially will be $9.50 per share, and which amount will never exceed the then current offering price of the Company's common stock. Accordingly, the repurchase price paid to stockholders for shares of common stock repurchased by the Company may vary over time to the extent that the United States Internal Revenue Service changes its ruling regarding the percentage discount that a REIT may give on reinvested shares, and the Board of Directors determines to make a corresponding change to the price at which it offers shares pursuant to its Reinvestment Plan. Because the proceeds from the Reinvestment Plan are the primary source of funds to repurchase shares under the Repurchase Plan, the Company would then adjust the fixed repurchase price described in (y) to match the price at which it offers shares pursuant to its Reinvestment Plan. In addition, to the extent the Board of Directors determines that it is in the best interests of the Company to offer less than the maximum discount permitted by the United States Internal Revenue Service, the Board of Directors will change the price at which it offers shares pursuant to its Reinvestment Plan and will make the corresponding change to the fixed repurchase price described in (y). The board of directors of the Company will announce any price adjustment and the time period of its effectiveness as a part of its regular communications with stockholders. The Company will provide at least 30 days advance notice prior to effecting a price adjustment: (i) in its annual or quarterly reports or (ii) by means of a separate mailing accompanied by disclosure in a current or periodic report under the Securities Exchange Act of 1934. During the Offering, the Company would also include this information in a prospectus supplement or post-effective amendment to the registration statement then required under federal securities laws.

Shares repurchased by the Company will be retired and will not be available for reissuance. The Repurchase Plan will terminate and the Company will not accept shares for repurchase in the event the shares of the Company are listed on a securities exchange, the subject of bona fide quotes on any inter-dealer quotation system or electronic communications network, or are the subject of bona fide quotes in the pink sheets. Additionally, the board of directors of the Company may, in its discretion, amend or suspend the Repurchase Plan if it determines that to do so is in the best interest of the Company. The board of directors may amend or suspend the Repurchase Plan if (i) it determines, in its sole discretion, that the Repurchase Plan impairs the capital or the operations of the Company; (ii) it determines, in its sole discretion, that an emergency makes the Repurchase Plan not reasonably practical; (iii) any governmental or regulatory agency with jurisdiction over the Company so demands for the protection of the stockholders; (iv) it determines, in its sole discretion, that the Repurchase Plan would be unlawful; (v) it determines, in its sole discretion, that redemptions under the Repurchase Plan, when considered with all other sales, assignments, transfers and exchanges of shares in the Company, could cause direct or indirect ownership of shares of the Company to become concentrated to an extent which would prevent the Company from qualifying as a REIT for tax purposes, or (vi) it determines, in its sole discretion, that such amendment or suspension would be in the best interest of the Company. If the board of directors amends or suspends the Repurchase Plan, the Company will provide stockholders with 30 days advance notice prior to effecting such amendment or suspension: (i) in its annual or quarterly reports or (ii) by means of a separate mailing accompanied by disclosure in a current or periodic report under the Securities Exchange Act of 1934. During the Offering, the Company would also include this information in a prospectus supplement or post-effective amendment to the registration statement then required under federal securities laws. The advisor of the Company is not and will not be permitted to participate in the Repurchase Plan.

DISCUSSION

Regulation M

Rule 102(a) of Regulation M, which is intended to preclude manipulative conduct by those with an interest in the outcome of a distribution, prohibits issuers and those affiliated with issuers, among others, from bidding for, purchasing or attempting to induce another to bid for or purchase, a security that is the subject of a distribution, while such distribution is underway. Rule 102(e) of Regulation M authorizes the Commission to exempt from the provisions of Rule

102 any transaction or series of transactions, either unconditionally or subject to specified terms and conditions.

The Company believes and respectfully requests that the Division of Market Regulation, pursuant to the authority delegated to it by the Commission, should grant to the Company an exemption under Rule 102(e) to permit it to effect repurchases under the Repurchase Plan, as proposed, inasmuch as such repurchases will not be actively solicited by the Company and will not be made with the purpose of trading in, and should not have the effect of manipulating or raising the price of shares of the Company's stock. The Repurchase Plan was created solely to provide stockholders of the Company with a vehicle through which, after having held shares and having been "at risk" for at least one year, they can liquidate a portion of their investment in shares of the Company's common stock, in light of the fact that there is no public secondary trading market for the shares and the Company does not anticipate that a secondary trading market will develop. Further, although stockholders of the Company are apprised of the availability of the repurchase feature at the time they purchase their shares, by means of a description in the Company's prospectus or a supplement thereto, thereafter the Company does not actively solicit participation by its stockholders in the Repurchase Plan. Stockholders desiring to present all or a portion of their shares for repurchase will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under the Repurchase Plan will be ministerial and will merely facilitate the stockholders' exit from their investment with the Company.

Allowing the Company to effect repurchases under the Repurchase Plan during an offering should not increase the potential for manipulation of the Company's stock price because the repurchase price under the Repurchase Plan will be fixed at an amount equal to the lesser of (x) the price at which the shares of common stock to be repurchased were initially sold by the Company or (y) a fixed repurchase price to be set forth in the prospectus, which initially will be $9.50 per share, and which amount will never exceed the then offering price of the Company's common stock. Because the repurchase price will be less than, and fixed in relation to, the offering price of the Company's common stock, the risk that the market will be conditioned or stimulated by such repurchases should be virtually nonexistent. Further, the number of shares the Company will be allowed to repurchase will be limited by the sum of (i) the amount of proceeds under the Company's Reinvestment Plan and (ii) $100,000 per calendar quarter of continuous public offering proceeds (plus any carryover of available, unused offering proceeds). In no event will the number of shares repurchased by the Company under the Repurchase Plan in any consecutive 12-month period exceed 5% of the number of shares of outstanding common stock of the Company at the beginning of such 12-month period. The Repurchase Plan requires that the Company (and the reinvestment agent) accept repurchase requests on a pro rata basis at the end of each quarter. Shares repurchased by the Company will be retired and no longer available for issuance. The Repurchase Plan will terminate once a secondary trading market is established. Except as described above, the terms and conditions applicable to repurchases during an offering will be identical to those that would apply when an offering is not in effect.

For the foregoing reasons, we respectfully request that the Division of Market Regulation, pursuant to the authority delegated to it by the Commission, grant the Company an exemption from the prohibitions of Rule 102(a) of Regulation M for repurchases under the Repurchase Plan, as proposed, during the course of an offering, as described herein, under the authority provided in Rule 102(e). The Company believes that the relief it requests in this letter is consistent with the relief granted by the Division of Market Regulation in Inland Western Retail Real Estate Trust, Inc. (Letter dated August 25, 2003), T REIT Inc. (Letter dated June 4, 2001), CNL American Properties Fund, Inc. (Letter dated August 13, 1998), under Regulation M and under Excel Realty Trust Inc. (Letter dated May 21, 1992) under former Rule 10b-6. In particular, we note that (i) stockholders of the Company must hold shares of common stock for at least one year to participate in the Repurchase Plan, (ii) the Company will terminate its Repurchase Plan in the event a secondary trading market for its shares of common stock develops, (iii) the shares of common stock will be repurchased at a price equal to the lesser of (x) the price at which the shares of common stock to be repurchased were initially sold by the Company or (y) a fixed repurchase price to be set forth in the prospectus, which initially will be $9.50 per share, and which amount will never exceed the then current offering price of the Company's common stock and (iv) the number of shares to be repurchased under the Repurchase Plan will not exceed, at any time during a consecutive 12-month period, 5% of the number of shares outstanding of the Company.

The Company also believes that the requested relief is consistent with the relief granted in Panther Partners, L.P. (Letter dated March 3, 1994) and Dean Witter Cornerstone Funds II, III and IV (Letter dated June 3, 1992) with respect to certain limited partnerships under former Rule 10b-6 where (i) no trading market existed or was expected to develop for the limited partnership interests, (ii) the motivation for repurchasing limited partnership interests was to create liquidity for limited partners, (iii) the limited partnership interests were repurchased at prices that were based on the valuation of the partnerships' net assets and (iv) the repurchase programs were to be terminated in the event a trading market developed. The Company believes the Repurchase Plan as proposed is consistent with those plans described in the aforementioned cases and, similarly, has a very low risk of the type of manipulation that Regulation M and former Rule 10b-6 were promulgated to address.

Rule 13e-4

Pursuant to Rule 13e-4 under the Exchange Act, an issuer with equity securities registered under Section 12 of the Exchange Act or that is required to file periodic reports with the Commission pursuant to Section 15(d) is required, in connection with any tender offer for its own equity securities, to make certain disclosures with respect to such offers. The provisions of Rule 13e-4 are intended to prevent fraudulent, deceptive or manipulative acts in connection with issuer tender offers. The Company believes that repurchases under the Repurchase Plan do not constitute issuer tender offers within the meaning of Rule 13e-4. As the court asserted in SEC v. Carter Hawley Hale Stores, Inc., 760 F.2d 945, 950 (9th Cir. 1985), the term "tender offer" implies that (i) active and widespread solicitation of public stockholders for the shares of an issuer; (ii) the solicitation is made for a substantial percentage of the issuer's stock; (iii) the offer to purchase is made at a premium over the prevailing market price; (iv) the terms of the offer are firm, rather than negotiable; (v) the offer is contingent on the tender of a fixed number of shares; (vi) the offer is open only for a limited period of time; (vii) the offeree is subjected to pressure to sell; and (viii) a public announcement of an acquisition program prior to the accumulation of stock by a purchaser. Because virtually none of these factors apply to the Company in respect of repurchases under the Repurchase Plan, the Company believes that such repurchases are not tender offers.

The Company believes that, despite the fact that the Repurchase Plan will be described in its prospectus or a supplement thereto, the Company is not engaging in and will not engage in an active and widespread solicitation for its shares. Rather, information regarding the Repurchase Plan is provided solely for the benefit of the Company's investors in order to provide them with information about the limited liquidity of their investment. Additionally, under the Repurchase Plan, the Company would repurchase only up to a maximum of 5% of the number of outstanding shares of its common stock during any consecutive 12-month period. Further, no premium is to be paid by the Company for the shares repurchased (in fact, the shares are to be repurchased at a price equal to the lesser of (x) the price at which the shares of common stock to be repurchased were initially sold by the Company or (y) a fixed repurchase price to be set forth in the prospectus, which initially will be $9.50 per share, and which amount will never exceed the then current offering price of the Company's common stock). Further, the Company believes that despite the fact that the pricing has a variable component, because the price is fixed at the lower of these two factors and will never exceed the then current offering price of the Company's Common Stock, such pricing does not lend itself to the fraudulent, deceptive or manipulative acts of the type Rule 13e-4 was intended to prevent. Further, the Repurchase Plan is not contingent on the tender of a fixed number of shares. Finally, repurchases under the Repurchase Plan may be made for an indefinite period of time. Consequently, the Company believes that repurchases made in accordance with the Repurchase Plan would not be "issuer tender offers" subject to the regulatory requirements of Rule 13e-4.

In the event the Commission does not concur with the Company's position that such repurchases are not issuer tender offers, the Company respectfully requests an exemption from the disclosure requirements of Rule 13e-4, pursuant to authority provided under Rule 13e-4(h)(9). The Commission has granted such relief in instances where repurchases made under repurchase programs were made for cash on a periodic basis at fixed prices which are based on the net asset values of the issuer's underlying assets (Inland Western Retail Real Estate Trust, Inc., Letter dated August 25, 2003; T REIT Inc., Letter dated June 4, 2001; Puerto Rico Investors Flexible Allocation Fund, Letter dated June 19, 1999; Popular Balanced IRA Trust Fund, Letter dated April 29, 1999; CNL American Properties Fund, Inc., Letter dated August 13, 1998; Puerto Rico Income & Growth Fund, Inc., Letter dated March 27, 1998; First Puerto Rico Growth and Income Fund, Inc., Letter dated November 5, 1997; Merrill Lynch Puerto Rico Tax Exempt Fund, Inc., Letter dated August 7, 1995). Such exemptions have been granted where 5% or less of the outstanding shares of the issuer were likely to have been involved in the transactions for which exemptions were requested (CNL American Properties Fund, Inc., Letter dated August 13, 1998; Brock Exploration Company, Letter dated June 30, 1980). Because repurchases under the Repurchase Plan (i) would be priced at an amount equal to the lesser of (x) the price at which the shares of common stock to be repurchased were initially sold by the Company or (y) a fixed repurchase price to be set forth in the prospectus, which initially will be $9.50 per share, and which amount will never exceed the then current offering price of the Company's common stock; (ii) would be made on a quarterly basis; and (iii) would only involve a very small percentage of the Company's outstanding shares, the Company believes the Repurchase Plan as proposed would not bring about the abuses Rule 13e-4 was intended to prevent and should not be subject to Rule 13e-4.

Repurchases by closed-end investment companies are generally required to comply with the disclosure requirements set forth in Rule 13e-4. Shares of stock of closed-end investment companies are not redeemable and usually trade in the secondary market at a substantial discount from the net asset value of the shares. Although the Rule 13e-4 exemption requests have been granted in connection with repurchases by closed-end investment companies (Merrill Lynch Puerto Rico Tax Exempt Fund, Inc., Id.), such issuers generally have been required to meet the requirements set forth in Rule 23c-3 under the Investment Company Act of 1940. The provisions of Rule 23c-3 are intended to allow certain closed-end investment companies to offer investors a limited ability to resell their shares in a manner that traditionally was available only to investors in open-end investment companies. Inasmuch as (i) no trading market exists for the Company's common stock, (ii) shares of the Company's common stock do not sell at a substantial discount from the net asset value of such shares, and (iii) the Company expects to offer its shares in a continuous public offering, the Company believes it is not similar to a closed-end company for purposes of Rule 13e-4.

If you have any questions regarding this request, or if you need any additional information, please do not hesitate to contact me at 212-801-9368.

Respectfully submitted,

Alan S. Gaynor